July 23, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:  Onconova Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-189358

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Onconova Therapeutics, Inc. (the “Registrant”) hereby requests, subject to telephone confirmation, that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:00 p.m. EDT on July 24, 2013, or as soon thereafter as practicable.

The Registrant acknowledges that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrant may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ONCONOVA THERAPEUTICS, INC.

/s/ Ramesh Kumar, Ph.D.
Ramesh Kumar, Ph.D.
President and Chief Executive Officer